Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION

Safco Investment Holding Corp., a corporation incorporated under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation") does hereby certify:

1.	The name of the Corporation shall be Boly Group Holdings Corp.

2.	Article Fourth of the Articles of Incorporation shall be amended: The amount of total authorized stock which the Corporation shall have the authority to issue is two hundred million (200,000,000) shares of common stock, par value $0.001 per share and thirty million (30,000,000) shares of preferred stock, par value $0.001 shall remain the same.

Each one hundred (100) shares of common stock issued and outstanding shall automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of common stock (the "Reverse Stock Split"). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of common stock shall be rounded up to the next whole share of common stock.

3.	That the Board of Directors of the Corporation authorized and approved the foregoing amendment by unanimous written consent in lieu of a meeting on December 14, 2016, declaring said amendment to be advisable and presented it to the majority stockholder of the Corporation for consideration thereof

4.	That thereafter, the holder of the majority of the total voting power of all issued and outstanding voting capital of the Corporation authorized the amendment by written consent in lieu of a meeting on December 14, 2016.

5.	That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 16th day of DECEMBER, 2016.

By:	/s/ Alex Jen
Alex Jen
Title:	CEO
Chief Executive Officer
Name:	Alex Jen
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